 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ames, B. Charles (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 30, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock					75000.00 (1)	I	By Family Limited Partnership
Class A Common Stock					15000.00 (2)	I	By LLC (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Ames, B. Charles - April 30, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Stock Units	1-for-1	04/29/2003		A |	(A) 27.43	(4) | (4)	Class A Common Stock - 27.43	$72.9000		D
Deferred Stock Units	1-for-1	04/30/2003		A |	(A) 112.07	(4) | (4)	Class A Common Stock - 112.07	$74.5100	4,713.49	D
Nonemployee Director Stock Option (5)	$74.5100	04/30/2003		A |	(A) 2,500.00	04/30/2004 (6) | 04/30/2013	Class A Common Stock - 2,500.00		2,500.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 05-01-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Ames, B. Charles - April 30, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 4 - April 2003

B. Charles Ames
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2)   Change in form of beneficial ownership from prior reports reflects a transfer by the Reporting Person of 15,000 shares previously held directly by the Reporting Person into the LLC in September 2002 and correction of a prior period reporting error (75,000 shares were and are held by the Family Limited Partnership and 15,000 shares were held directly by the Reporting Person prior to the transfer into the LLC).
(3)   The securities are owned by a limited liability company (LLC) in which all of the membership units are held equally (50% each) by the Reporting Person and his spouse.
(4)   The deferred stock units were accrued under the Lexmark International Group, Inc. Nonemployee Director Stock Plan, are fully vested at all times and, unless further deferred, are entitled to be settled on the fifth anniversary of the date of grant.
(5)   Right to Buy with Tandem Tax Withholding Right
(6)   The options vest and become exercisable in five equal annual installments (20% of grant per year), commencing 4/30/04.

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